Filed Pursuant to Rule 424(b)(7)
Registration No. 333-1861406

PROSPECTUS SUPPLEMENT

(To prospectus dated March 8, 2013)

8,500,000 SHARES

U.S. Silica Holdings, Inc.

Common Stock

The selling stockholder identified in this prospectus supplement is offering 8,500,000 shares of our common stock. We will not receive any proceeds from the sale of shares offered by the selling stockholder. See “Selling Stockholder.”

Our common stock is traded on the New York Stock Exchange under the symbol “SLCA.” On March 8, 2013, the last reported sale price for our common stock on the New York Stock Exchange was $26.43 per share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements in our public filings.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page S-11 of this prospectus supplement.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Selling Stockholder
Per share	$22.00	$0.88	$21.12
Total	$187,000,000	$7,480,000	$179,520,000

(1)	The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriters.”

To the extent that the underwriters sell more than 8,500,000 shares of common stock, the underwriters have the option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 1,275,000 shares from the selling stockholder at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on March 19, 2013.

MORGAN STANLEY		BofA MERRILL LYNCH

SIMMONS & COMPANY INTERNATIONAL	JEFFERIES	WELLS FARGO SECURITIES

BB&T CAPITAL MARKETS	WILLIAM BLAIR	COWEN AND COMPANY	RBC CAPITAL MARKETS

LAZARD CAPITAL MARKETS	STEPHENS INC.

March 13, 2013

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which contains more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described in the accompanying prospectus under the headings “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus or in any document incorporated by reference that was filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) before the date of this prospectus supplement, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a subsequently filed document deemed incorporated by reference in this prospectus supplement and the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We and the selling stockholder have not authorized anyone to provide you with any different or additional information other than that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide.

Neither we, the selling stockholder, nor the underwriters are making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus we have authorized for use in connection with this offering or any document incorporated by reference therein is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations, and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase any of the securities, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

Adjusted EBITDA has been presented in this prospectus supplement and is a supplemental measure of financial performance that is not required by, or presented in accordance with, U.S. generally accepted accounting principles (“GAAP”). For a full description of Adjusted EBITDA and reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure, see note 1 to “Summary—Summary Historical Consolidated Financial and Operating Data.”

S-ii

SUMMARY

This summary highlights material information regarding the offering contained elsewhere in this prospectus supplement, but may not contain all of the information that may be important to you. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the matters discussed under the caption “Risk Factors” in this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2012 and the more detailed information and financial statements and related notes appearing in the documents incorporated by reference into the accompanying prospectus. As used herein, the “Company,” “U.S. Silica,” “we,” “us” and “our” refer to “U.S. Silica Holdings, Inc.” and its consolidated subsidiaries.

Company Overview

We are the second largest domestic producer of commercial silica, a specialized mineral that is a critical input into a variety of attractive end markets. During our 112-year history, we have developed core competencies in mining, processing, logistics and materials science that enable us to produce and cost-effectively deliver over 250 products to customers across these end markets. In our largest end market, oil and gas proppants, our frac sand is used to stimulate and maintain the flow of hydrocarbons in horizontally drilled oil and natural gas wells. This segment of our business is experiencing rapid growth due to recent technological advances in the hydraulic fracturing process, which have made the extraction of large volumes of oil and natural gas from U.S. shale formations economically feasible. Our commercial silica is also used as an economically irreplaceable raw material in a wide range of industrial applications, including glassmaking and chemical manufacturing. Additionally, in recent years a number of attractive new end markets have developed for our high-margin, performance silica products, including high performance glass, specialty coatings, polymer additives and geothermal energy systems.

As of February 26, 2013, we operate 15 production facilities across the United States and control 307 million tons of reserves, including approximately 144 million tons of reserves that can be processed to meet the American Petroleum Institute (“API”) frac sand size specifications. We produce a wide range of frac sand sizes and are one of the few commercial silica producers capable of rail delivery of large quantities of API grade frac sand to most of the major U.S. shale basins. We believe that, due to a combination of these favorable attributes and robust drilling activity in the oil and natural gas industry, we have become a preferred commercial silica supplier to our customers in the oil and gas proppants end market and, consequently, have experienced high demand for our frac sand. To meet this demand, in 2011 we began to invest significant resources to increase our proppant production, including expanding our frac sand capabilities by approximately 1.2 million tons, or approximately 75% above tons sold in 2010, and began constructing a new facility to be fully operational in the first quarter of 2013 to produce resin-coated sand, which significantly expands our addressable proppant market. During the second half of 2012, we expanded our production capacity with the development of a Greenfield site and construction of a production facility near Sparta, Wisconsin and expect the facility to be fully operational in the second quarter of 2013. We expect this new facility to increase our annual production by 1,700,000 tons when fully operational.

Our operations are organized into two segments based on end markets served: (1) Oil & Gas Proppants and (2) Industrial & Specialty Products. Our segments are complementary because our ability to sell to a wide range of customers across end markets allows us to maximize recovery rates in our mining operations, optimize our asset utilization and reduce the cyclicality of our earnings. In 2012, we generated approximately $441.9 million of sales, $150.6 million of Adjusted EBITDA and $79.2 million of net income. These figures represent increases of 50%, 61% and 162%, respectively, compared to 2011. In particular, the Oil & Gas Proppants segment contribution margin grew by 107% in 2012 and represented approximately 72% of total company segment contribution margin, compared to 56% for the prior year.

Our Competitive Strengths

We attribute our success to the following strengths:

•

Large-scale producer with a diverse and high-quality reserve base. Our 15 geographically dispersed production facilities control 307 million tons of reserves, including API size frac sand and large quantities of silica with distinct characteristics, giving us the ability to sell over 250 products to over 1,800 customers. Our large-scale production and logistics capabilities and long reserve life make us a preferred commercial silica supplier to our customers. Our consistent, reliable supply of large quantities of silica gives our customers the security to customize their production processes around our commercial silica. Furthermore, our large scale provides us earnings diversification and a larger addressable market.

•

Geographically advantaged footprint with intrinsic transportation advantages. The strategic location of our facilities and our logistics capabilities enable us to enjoy high customer retention and a larger addressable market. In our Oil & Gas Proppants segment, our network of frac sand production facilities with access to on-site rail and the strategic locations of our transloads serve to create an addressable market that includes every major U.S. shale basin. We believe we are one of the few frac sand producers capable of delivering API grade frac sand cost-effectively to most of the major U.S. shale basins by on-site rail. Additionally, due to the high weight-to-value ratio of many silica products in our Industrial & Specialty Products segment, the proximity of our facilities to our customers’ facilities often results in us being their sole supplier. This advantage has enabled us to enjoy strong customer retention in this segment, with our top five Industrial & Specialty Products segment customers purchasing from us for an average of over 50 years.

•	Low-cost operating structure. We believe the combination of the following factors contributes to our low-cost structure and our high margins:

•	our ownership of the vast majority of our reserves, resulting in mineral royalty rates that were less than 0.3% of our sales in 2012;

•	the close proximity of our mines to their respective processing plants, which allows for a cost-efficient and highly automated production process;

•	our processing expertise, which enables us to create over 250 products with unique characteristics while minimizing waste;

•

our integrated logistics management expertise and geographically advantaged facility network, which enables us to reliably ship products by the most cost-effective method available, whether by truck, rail or barge;

•	our large customer base across numerous end markets, which allows us to maximize our mining recovery rate and asset utilization; and

•	our large overall and plant-level operating scale.

•

Strong reputation with our customers and the communities in which we operate. We believe that we have built a strong reputation during our 112-year operating history. Our customers know us for our dependability and our high-quality, innovative products, as we have a long track record of timely delivery of our products according to customer specifications. We also have an extensive network of technical resources, including materials science and petroleum engineering expertise, which enables us to collaborate with our customers to develop new products and improve the performance of their existing applications. We are also well known in the communities in which we operate as a preferred employer and a responsible corporate citizen, which generally serves us well in hiring new employees and securing difficult to obtain permits for expansions and new facilities.

•

Experienced management team. The members of our senior management team bring significant experience to the dynamic environment in which we operate. Their expertise covers a range of disciplines, including industry-specific operating and technical knowledge as well as experience managing high-growth businesses. We believe we have assembled a flexible, creative and responsive team with a mentality that is particularly well suited to the rapidly evolving unconventional oil and natural gas drilling landscape, which is currently the principal driver of our growth.

Our Growth Strategy

The key drivers of our growth strategy include:

•

Expand our oil and gas proppant production capacity and product portfolio. Beginning in the fourth quarter of 2011, we executed several initiatives to increase our frac sand production capacity and augment our proppant product portfolio. At our Ottawa, Illinois facility, we implemented operating improvements and installed a new dryer and six mineral separators to increase our annual frac sand production capacity by 900,000 tons. At our Rockwood, Michigan facility, we added 250,000 tons of annual frac sand production capacity by installing an entirely new processing circuit. In 2012, we neared completion of a new resin-coated sand facility that we expect will resin coat up to 400 million pounds of sand annually and will significantly expand our addressable oil and gas proppant market upon its completion. We expect this production facility to be fully operational in the first quarter of 2013. During the second half of 2012, we expanded our production capacity with the development of a Greenfield site and construction of a production facility near Sparta, Wisconsin and expect the facility to be fully operational in the second quarter of 2013. We expect this new facility will increase our annual production by 1,700,000 tons when fully operational.

•

Increase our presence in industrial and specialty products end markets. We intend to increase our presence and market share in certain industrial and specialty products end markets that we believe are poised for growth. We will continue to work toward transforming our Industrial & Specialty Products segment from a commodity business to a more value-driven approach by developing capabilities and products that assist in enabling us to increase our presence in larger, more profitable markets.

•

Optimize product mix and further develop value-added capabilities to maximize margins. We continue to actively manage our product mix at each of our plants to ensure we maximize our profit margins. This requires us to use our proprietary expertise in balancing key variables, such as mine geology, processing capacities, transportation availability, customer requirements and pricing. In 2012, while our tons sold increased by 14%, we believe this expertise helped enable us to increase our operating income by 96%. We also expect to continue investing in ways to increase the value we provide to our customers by expanding our product offerings, increasing our transportation assets, improving our supply chain management, upgrading our information technology, and creating a world class customer service model.

•

Expand our supply chain network and leverage our logistics capabilities to meet our customers’ needs in each strategic oil and gas basin. We will continue to expand our transload network to ensure product is available to meet the growing in-basin needs of our customers. This approach allows us to provide strong customer service and puts us in a position to take advantage of opportunistic spot market sales. Our plant sites are strategically located to provide access to all Class I railroads, which enables us to cost effectively send product to each of the strategic basins in North America. We can ship product by truck, barge and rail with an ability to connect to short-line railroads as necessary to meet our customers’ evolving in-basin product needs. For example, in 2013, we anticipate opening our San Antonio, Texas unit-train receiving transload facility which was built in partnership with BNSF railroad to support the Eagle Ford basin market. We believe that our supply chain network and logistics capabilities are a competitive advantage that enables us to provide superior service for our customers.

We will continue to make strategic investments and develop partnerships with transload operators and transportation providers that will enhance our portfolio of supply chain services that we can provide to customers.

•

Evaluate both Greenfield and Brownfield expansion opportunities. We will continue to leverage our reputation, processing capabilities and infrastructure to increase production, as well as explore other opportunities to expand our reserve base. We may accomplish this by developing Greenfield projects, where we can capitalize on our technical knowledge of geology, mining and processing and our strong reputation within local communities. Additionally, we may pursue other opportunistic acquisitions, taking advantage of our asset footprint, our management’s experience with high-growth businesses and our strong customer relationships. We may also evaluate international acquisitions as unconventional oil and natural gas drilling expands globally.

•

Maintain financial strength and flexibility. We intend to maintain financial strength and flexibility to enable us to pursue acquisitions and new growth opportunities as they arise. On December 31, 2012, we amended our asset-based revolving line-of-credit to, among other items, increase the availability under the agreement by $15.0 million and extend the termination date of the agreement to October 31, 2016. As of December 31, 2012, we had $61.0 million of cash on hand and $32.1 million of available borrowings under our credit facilities.

Industry Overview

The commercial silica industry consists of businesses that are involved in the mining, processing and sale of commercial silica. Commercial silica, also referred to as “silica,” “industrial sand and gravel,” “silica sand” and “quartz sand,” is a term applied to sands and gravels containing a high percentage of silica (silicon dioxide, SiO2) in the form of quartz. Commercial silica deposits occur throughout the United States, but mines and processing facilities are typically located near end markets and in areas with access to transportation infrastructure. Other factors affecting the feasibility of commercial silica production include deposit composition, product quality specifications, land-use and environmental regulation, including permitting requirements, access to electricity, natural gas and water and a producer’s expertise and know-how.

Demand

U.S. demand for commercial silica has been growing steadily. According to The Freedonia Group, Inc. (“Freedonia”), demand for commercial silica grew at a compound annual growth rate (“CAGR”) of 4% from 2001 to 2011. This increase in demand was driven primarily by hydraulic fracturing, which grew at a 27% CAGR from 2001 to 2011, according to a Freedonia report dated October 2012. More recently, the recovery of the U.S. housing and automotive markets has also positively affected silica segments related to the glass, building materials, foundry and fillers and extenders markets. In the hydraulic fracturing market, although low prices for natural gas in 2012 caused horizontal rig count to decline, frac sand demand continued to increase. This occurred because the growth in demand is also the result of an increase in the amount of frac sand used per rig, which is growing as a result of the following factors:

•	improved drill rig productivity, resulting in more wells drilled per year, per rig;

•	the increase in the number of fracturing sites within each well where fracturing occurs and proppant is needed;

•	the increase in the length of the horizontal distance covered in lateral wells due to advances in horizontal drilling technologies; and

•	the increase in proppant use per foot completed in each fracturing stage.

Freedonia projects demand for commercial silica to grow at a CAGR of 6% until 2016, driven by hydraulic fracturing, flat and other glass (non-container) and building products markets according to their report dated October 2012.

Supply

During 2012, the market increased supply to meet recent shortages and appears to be balanced, though shortages persist in certain coarse grades. The year was also marked by the entry of multiple new players in the silica mining business, concentrated in Wisconsin and Minnesota. New entrants faced serious hurdles to establish their operations, including:

•

the difficulty of finding silica reserves suitable for use as frac sand, which, according to the API, must meet stringent technical specifications, including, among others, sphericity, grain size, crush resistance, acid solubility, purity and turbidity;

•	the difficulty of securing contiguous reserves of silica large enough to justify the capital investment required to develop a mine and processing plant;

•	a lack of industry-specific geological, exploration, development and mining knowledge and experience needed to enable the identification, acquisition and development of high-quality reserves;

•

the difficulty of identifying reserves with the above characteristics that either are located in close proximity to oil and natural gas reservoirs or have the rail access needed for low-cost transportation to major shale basins;

•	the difficulty of securing mining, production, water, air, refuse and other federal, state and local operating permits from the proper authorities, a process that can require up to three years; and

•	the difficulty of assembling a large, diverse portfolio of customers to optimize operations.

Many projects were abandoned, postponed or delayed due to these difficulties. The new entrants who were able to establish themselves often had high cost structures which resulted from these factors.

Pricing

Historically, commercial silica has been characterized by regional markets created by the high weight-to-value ratio of silica. Since 2000, the increased demand for commercial silica from our customers in both the oil and gas proppants end market and industrial and specialty products end markets and limited supply increases have resulted in favorable pricing trends in both of our operating segments. From 2001 to 2011, North America commercial silica prices increased at an average annual rate of 5.9%, according to a Freedonia report dated October 2012.

The increased demand from the industrial and specialty products end market has assisted the oil and gas end market by using supply and increasing prices. If the use of hydraulic fracturing continues to increase, and if the general economic recovery continues to result in increased demand from our customers in industrial and specialty products end markets, we expect the prices that our products command will continue to increase.

Corporate Information

We were incorporated as a Delaware corporation in 2008 in connection with our acquisition by an affiliate of Golden Gate Private Equity, Inc. (“Golden Gate Capital”). We began operations 112 years ago in Ottawa, Illinois. Since that time, we have merged with and acquired many additional commercial silica mining and production facilities. Consistent with our growth strategy discussed above, we continue to evaluate a number of potential acquisition opportunities, some of which may be material.

Our corporate headquarters is located at 8490 Progress Drive, Suite 300, Frederick, Maryland 21701. Our telephone number is (301) 682-0600. Our website address is http://www.ussilica.com. The information on our website is not deemed to be part of this prospectus supplement.

THE OFFERING

Common stock offered by the selling stockholder	8,500,000 shares (or 9,775,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Selling stockholder	GGC USS Holdings, LLC (“GGC Holdings”)

Common stock outstanding immediately after this offering	52,946,821 shares

Option to purchase additional shares	The underwriters have the option to purchase up to 1,275,000 additional shares from the selling stockholder. The underwriters can exercise this option at any time within 30 days from the date of this prospectus supplement.

Use of proceeds	We will not receive any proceeds from this offering. See “Use of Proceeds.”

Dividend policy	We have paid special dividends in the past, and we may pay dividends in the future. Any determination to pay dividends in the future will be at the discretion of our board of directors. In addition, because we are a holding company, our ability to pay dividends on our common stock may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-11 of this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Symbol for trading on the New York Stock Exchange	“SLCA”

Unless otherwise indicated, all information in this prospectus supplement relating to the number of shares of our common stock to be outstanding immediately after this offering:

•	includes 80,000 shares of currently unvested restricted stock granted pursuant to the 2011 Incentive Compensation Plan (the “2011 Plan”);

•	excludes 1,841,636 shares of our common stock issuable upon the exercise of options outstanding as of March 8, 2013 pursuant to the 2011 Plan, of which 608,314 options are currently exercisable;

•	excludes 5,111,133 shares of our common stock reserved for future grants under the 2011 Plan; and

•	assumes no exercise by the underwriters of their option to purchase up to 1,275,000 additional shares from the selling stockholder.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth our summary consolidated financial and operating information as of the dates and for the periods indicated. The summary historical statement of operations data and statement of cash flows data for the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010, and balance sheet data as of December 31, 2012, have been derived from our historical audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated by reference into the accompanying prospectus.

The summary historical consolidated data presented below should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes and other financial data included in our Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated by reference into the accompanying prospectus.

	Year Ended December 31,
	2010	2011	2012
	(amounts in thousands, excluding per ton figures)

Statement of Operations Data:
Sales	$244,953	$295,596	$441,921
Operating income	45,991	60,803	118,988
Income before income taxes	13,721	37,415	109,805
Net income	11,392	30,253	79,154
Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$36,738	$42,565	$100,950
Investing activities	(15,163)	(66,639)	(104,461)
Financing activities	28,451	18,773	5,334
Other Financial Data:
Adjusted EBITDA(1)	$72,152	$93,557	$150,589
Capital expenditures	15,241	66,745	105,719
Operating Data:
Total tons sold	5,965	6,289	7,170
Average realized price (per ton)	$41.07	$47.00	$61.63
Production costs (per ton)(2)	26.49	28.81	35.76
Oil & Gas Proppants:
Sales	$69,556	$107,074	$243,765
Segment contribution margin(3)	43,118	67,590	140,070
Industrial & Specialty Products:
Sales	$175,397	$188,522	$198,156
Segment contribution margin(3)	46,031	53,013	53,601

As of December 31, 2012
(amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$61,022
Total assets	686,810
Long-term debt (including current portion)	255,425
Total liabilities	455,116
Total stockholders’ equity	231,694

(1)

Adjusted EBITDA has been presented in this prospectus supplement and is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA is defined as net income (loss) before depreciation and amortization, interest expense

(net) and amortization of debt issuance costs and discounts and provision for income taxes (“EBITDA”), adjusted to exclude the items set forth in the table below.

Adjusted EBITDA is included in this prospectus supplement because it is a key metric used by management to assess our operating performance and by our lenders to evaluate our covenant compliance. Our target performance goals under our incentive compensation plan are tied to our Adjusted EBITDA. In addition, our revolving credit facility (the “Revolver”) contains a fixed charge coverage ratio covenant that we must meet if our excess availability (as defined in the Revolver) falls below $10.0 million, and our senior secured term loan facility (the “Term Loan”) contains a consolidated leverage ratio covenant that we must meet at the end of each fiscal quarter, both of which are calculated based on our Adjusted EBITDA. Noncompliance with the financial ratio covenants contained in the Revolver and the Term Loan could result in the acceleration of our obligations to repay all amounts outstanding under those agreements. Moreover, the Revolver and the Term Loan contain covenants that restrict, subject to certain exceptions, our ability to make permitted acquisitions, incur additional indebtedness, make restricted payments (including dividends) and retain excess cash flow based, in some cases, on our ability to meet leverage ratios calculated based on our Adjusted EBITDA.

Adjusted EBITDA is not a measure of our financial performance or liquidity under GAAP and should not be considered as an alternative to net income as a measure of operating performance, cash flows from operating activities as a measure of liquidity or any other performance measure derived in accordance with GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Adjusted EBITDA contains certain other limitations, including the failure to reflect our cash expenditures, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized, and excludes certain non-recurring charges that may recur in the future. Management compensates for these limitations by relying primarily on our GAAP results and by using Adjusted EBITDA only supplementally.

The following table sets forth a reconciliation of net income, the most directly comparable GAAP financial measure, to Adjusted EBITDA:

	Year Ended December 31,
	2010	2011	2012
	(amount in thousands)
Net income	$11,392	$30,253	$79,154
Total interest expense, net of interest income	22,989	18,347	13,615
Provisions for taxes	2,329	7,162	30,651
Total depreciation, depletion and amortization expenses	19,305	20,999	25,099

EBITDA	56,015	76,761	148,519
Non-cash deductions, losses and charges(a)	1,364	(526)	379
Non-recurring expenses (income)(b)	—	(2,028)	(4,206)
Transaction expenses(c)	10,669	6,043	156
Permitted management fees and expenses(d)	1,250	9,250	—
Non-cash incentive compensation(e)	383	1,237	2,330
Post-employment expenses (excluding service costs)(f)	2,113	1,689	1,794
Other adjustments allowable under our existing credit agreements(g)	358	1,131	1,617

Adjusted EBITDA	$72,152	$93,557	$150,589

(a)

Includes non-cash deductions, losses and charges arising from adjustments to estimates of a future litigation liability and the decision by our hourly workforce at our Rockwood, Michigan facility to withdraw from a pension plan administered by a third party.

(b)

Includes the (gain) on insurance settlements of $(3,734), $(2,028), and $0 for the years ended December 31, 2012, 2011, and 2010, respectively. Includes the (gain) on the sale of assets of $(472) for the year ended December 31, 2012.

(c)

Includes natural gas hedging losses, purchase accounting adjustments, management bonuses and other expenses related to the Golden Gate Capital acquisition, as well as unamortized transaction fees and expenses arising from the refinancing of the Term Loan and the Revolver.

(d)

Includes fees and expenses paid to Golden Gate Capital for ongoing consulting and management services provided pursuant to an Advisory Agreement entered into in connection with the Golden Gate Capital acquisition; this advisory agreement was terminated in connection with our initial public offering.

(e)	Includes vesting of incentive equity compensation issued to our employees.

(f)

Includes net pension cost and net post-retirement cost relating to pension and other post-retirement benefit obligations during the applicable period, but in each case excluding the service cost relating to benefits earned during such period. See Note Q to our Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2012.

(g)

Reflects miscellaneous adjustments permitted under our existing credit agreements, including such items as expenses related to compliance with the Sarbanes-Oxley Act of 2002, reviewing growth initiatives and potential acquisitions.

(2)	Production costs (per ton) equal cost of goods sold including shipping cost, divided by total tons sold.

(3)

In the second quarter of 2011, we changed our segment reporting structure to two segments: (1) Oil & Gas Proppants and (2) Industrial & Specialty Products, and we recast the historical financial statements presented within our Annual Report on Form 10-K and as required by GAAP. See Note T to our Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2012.

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference into this prospectus supplement and the accompanying prospectus, including the risk factors under the caption “Risk Factors” incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2012. Our business, financial condition, liquidity or results of operations could be materially adversely affected by any of these risks.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based on current expectations, estimates, forecasts and projections about us, our future performance, our liquidity, the commercial silica industry, our beliefs and management’s assumptions. Words such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” “project,” “target,” “goal” and variations of such words and similar expressions are intended to identify such forward-looking statements. All statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus regarding our business strategy, future operations, financial position, cost savings, prospects, plans and objectives, as well as information concerning industry trends and expected actions of third parties, are forward-looking statements. All forward-looking statements speak only as of the date on which they are made. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions concerning future events that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. We believe that the factors that could cause our actual results to differ materially include the factors that we describe under the caption “Risk Factors.” These factors, risks and uncertainties include, but are not limited to, the following:

•	fluctuations in demand for commercial silica;

•	the cyclical nature of our customers’ businesses;

•

operating risks that are beyond our control, such as changes in the price and availability of transportation, natural gas or electricity; unusual or unexpected geological formations or pressures; pit wall failures or rock falls; or unanticipated ground, grade or water conditions;

•	our dependence on two of our plants for a significant portion of our sales;

•	the level of activity in the natural gas and oil industries;

•	decreased demand for frac sand or the development of either effective alternative proppants or new processes to replace hydraulic fracturing;

•	federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing and the potential for related regulatory action or litigation affecting our customers’ operations;

•	our rights and ability to mine our properties and our renewal or receipt of the required permits and approvals from governmental authorities and other third parties;

•

our ability to implement our capacity expansion plans within our current timetable and budget and our ability to secure demand for our increased production capacity, and the actual operating costs once we have completed the capacity expansion;

•	our ability to succeed in competitive markets;

•	loss of, or reduction in, business from our largest customers;

•	increasing costs or a lack of dependability or availability of transportation services or infrastructure;

•	increases in the prices of, or interruptions in the supply of, natural gas and electricity, or any other energy sources;

•	increases in the price of diesel fuel;

•	diminished access to water;

•	our ability to effectively integrate the manufacture of resin-coated sand with our existing processes;

•	our ability to successfully complete acquisitions or integrate acquired businesses;

•	our ability to make capital expenditures to maintain, develop and increase our asset base and our ability to obtain needed capital or financing on satisfactory terms;

•	substantial indebtedness and pension obligations;

•	restrictions imposed by our indebtedness on our current and future operations;

•	the accuracy of our estimates of mineral reserves and resource deposits;

•	a shortage of skilled labor and rising costs in the mining industry;

•	our ability to attract and retain key personnel;

•	our ability to maintain satisfactory labor relations;

•	our reliance on trade secrets and contractual restrictions, rather than patents, to cover our proprietary rights;

•	our significant unfunded pension obligations and post-retirement health care liabilities;

•	our ability to maintain effective quality control systems at our mining, processing and production facilities;

•	seasonal and severe weather conditions;

•	fluctuations in our sales and results of operations due to seasonality and other factors;

•	interruptions or failures in our information technology systems;

•	the impact of a terrorist attack or armed conflict;

•	our failure to maintain adequate internal controls;

•	extensive and evolving environmental, mining, health and safety, licensing, reclamation and other regulation (and changes in their enforcement or interpretation);

•	silica-related health issues and corresponding litigation;

•	our ability to acquire, maintain or renew financial assurances related to the reclamation and restoration of mining property; and

•	other risk factors disclosed in our Annual Report on Form 10-K for the year ended December 31, 2012.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We do not undertake any obligation to make any revisions to these forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by law, including the securities laws of the United States and rules and regulations of the SEC.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus supplement and the accompanying prospectus will be sold by the selling stockholder. We will not receive any proceeds from this offering. We will pay transaction expenses, other than the underwriting discounts and commissions, associated with the sale of shares of common stock by the selling stockholder estimated at $0.5 million.

SELLING STOCKHOLDER

The selling stockholder is offering to sell 8,500,000 shares of our common stock.

The table below sets forth information regarding the beneficial ownership of our common stock by the selling stockholder as of March 8, 2013.

	Shares Beneficially Owned Prior to This Offering		Shares To Be Sold in This Offering Assuming No Exercise of the Option to Purchase Additional Shares	Shares To Be Sold in This Offering Assuming Full Exercise of the Option to Purchase Additional Shares	Shares Beneficially Owned Assuming No Exercise of the Option to Purchase Additional Shares		Shares Beneficially Owned After this Offering Assuming Full Exercise of the Option to Purchase Additional Shares
Name	#	%	#	#	#	%	#	%
GGC USS Holdings, LLC(1)	41,176,471	77.8	8,500,000	9,775,000	32,676,471	61.7	31,401,471	59.3

(1)

Interests in GGC Holdings are held directly or indirectly by a private investor group, including funds managed by Golden Gate Capital; Charles Shaver, the chairman of our board of directors; and Bryan A. Shinn, our President and Chief Executive Officer. Although Messrs. Shaver and Shinn do not have voting or dispositive power over securities owned by GGC Holdings, each owns interests of GGC Holdings with varying rights to participate in distributions by GGC Holdings. The following table sets forth information as of March 8, 2013 regarding the beneficial ownership of our common stock if GGC Holdings were to distribute the common stock to its members. All of the amounts and percentages below are calculated using $26.43 per share, the closing price of our common stock on March 8, 2013. If the offering price is higher or lower than $26.43 per share, the amounts and percentages below could be higher or lower.

	Shares Beneficially Owned Prior to This Offering		Shares To Be Sold in This Offering Assuming No Exercise of the Option to Purchase Additional Shares	Shares To Be Sold in This Offering Assuming Full Exercise of the Option to Purchase Additional Shares	Shares Beneficially Owned Assuming No Exercise of the Option to Purchase Additional Shares		Shares Beneficially Owned After this Offering Assuming Full Exercise of the Option to Purchase Additional Shares
Name	#	%	#	#	#	%	#	%
Funds managed by Golden Gate Capital	38,403,241	72.5	7,939,806	9,125,913	30,463,435	57.5	29,277,328	55.3
Charles Shaver	63,201	*	—	—	63,201	*	63,201	*
Bryan A. Shinn(a)	487,669	*	94,263	110,530	393,406	*	377,139	*
Other Investors	2,222,360	4.2	465,931	538,557	1,756,429	3.3	1,683,803	3.2

(*)	Represents beneficial ownership of less than one percent (1%) of our common stock.
(a)	Does not include 19,000 shares of restricted stock that Mr. Shinn directly beneficially owns.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or entity treated as a foreign corporation for U.S. federal income tax purposes); or

•	a foreign estate or foreign trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock. In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax adviser.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service (the “IRS”), with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisers to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax adviser concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are generally attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock treated as described below under the heading “Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

You should consult your tax adviser regarding the certification requirements for non-U.S. persons.

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes, and certain other conditions are met.

If you are engaged in a trade or business in the United States and the gain on disposition of the common stock is effectively connected with the conduct of this trade or business, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. In addition, if you are a foreign corporation, you may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not currently a USRPHC for U.S. federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests from time to time, there can be no assurance that we are not or will not become a USRPHC. Even if we are a USRPHC, a gain arising from the sale or other taxable disposition by you of our common stock will not be subject to tax if such class of stock is considered to be “regularly traded” on an established securities market, and you own, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition of the stock or your holding period for such stock. We expect our common stock to be “regularly traded” on an established securities market, although we cannot guarantee it will be so traded. If a gain on the sale or other taxable disposition of our stock were subject to taxation due to USRPHC status, you would be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. person (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the person acquiring our stock from you generally would have to withhold 10% of the amount of the proceeds of the disposition. A non-U.S. holder subject to withholding under such circumstances should consult its tax adviser as to whether such non-U.S. holder can obtain a refund or credit for all or a portion of the withheld amounts.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding generally will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities

Legislation enacted in 2010 generally will impose a withholding tax of 30% on dividends from our common stock paid on or after January 1, 2014 and the gross proceeds of a disposition of our common stock paid on or after January 1, 2017 to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30% on dividends from our common stock paid on or after January 1, 2014 and the gross proceeds of a disposition of our common stock paid on or after January 1, 2017 to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly own more than 10% of the entity. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return or other documentation as required by the IRS to claim such refunds or credits. Investors are encouraged to consult with their own tax advisers regarding the implications of this legislation on their investment in our common stock.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISERS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and the selling stockholder has agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	3,088,334
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,870,000
Simmons & Company International	680,000
Jefferies LLC	510,000
Wells Fargo Securities, LLC	425,000
BB&T Capital Markets, a division of BB&T Securities, LLC	340,000
William Blair & Company, L.L.C.	340,000
Cowen and Company, LLC	340,000
RBC Capital Markets, LLC	340,000
Lazard Capital Markets LLC	283,333
Stephens Inc.	283,333

Total:	8,500,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $0.5280 per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,275,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling stockholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,275,000 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise

Public offering price	$22.00	$187,000,000	$215,050,000

Underwriting discounts and commissions to be paid by:

The selling stockholder	$0.88	$7,480,000	$8,602,000

Proceeds, before expenses, to the selling stockholder	$21.12	$179,520,000	$206,448,000

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $0.5 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $35,000. The aggregate value of all compensation received or to be received by the underwriters will not exceed 8% of the offering proceeds.

Our common stock is listed on the New York Stock Exchange under the trading symbol “SLCA”.

We and all directors and officers and the selling stockholder have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus supplement (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

whether any such transaction described in the first two bullets above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to: (a) the sale of shares to the underwriters; (b) the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion or vesting of a security outstanding on the date of this prospectus supplement and disclosed herein or in documents incorporated by reference herein; (c) the issuance by us of options or other stock-based compensation pursuant to equity compensation plans in existence on the date hereof and disclosed herein or in documents incorporated by reference herein; (d) any repurchase by us or any of our subsidiaries of any shares of common stock or any security convertible into common stock held by any of our directors or officers pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement in connection with such director’s or officer’s termination of employment with us, subject to certain limitations; (e) transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, subject to certain limitations; (f) transfers of shares of common stock or any security convertible into common stock as a gift or by will or intestacy; (g) transfers of shares of common stock or any security convertible into common stock to any trust for the direct or indirect benefit of the lock-up agreement signatories or the immediate family of the lock-up agreement signatories; (h) distributions of shares of common stock or any security convertible into common stock to affiliates of the selling stockholder, including general or limited partners, members, stockholders or wholly-owned subsidiaries of the selling stockholder, with each of clauses (f), (g) and (h) subject to certain limitations; (i) shares of common stock (1) withheld by us in connection with the exercise or vesting, as applicable, of outstanding equity awards granted under our equity incentive plans and held by our directors or officers on the date hereof and disclosed herein or in documents incorporated by reference herein, provided that the delivery of shares of common stock by us in connection with such exercise or vesting, as applicable, takes place on a “net” basis for the limited purpose of covering any associated payment of exercise price and/or tax withholding obligation of our directors or officers, or (2) acquired pursuant to a net exercise or cashless exercise by our directors or officers of outstanding equity awards pursuant to our equity incentive plans in existence on the date hereof and disclosed herein or in documents incorporated by reference herein, provided that such acquired shares shall be subject to the lock-up restrictions described above; (j) sales of shares of common stock pursuant to a trading plan established pursuant to Rule 10b5-1 under the Exchange Act in existence on the date hereof, subject to certain limitations; (k) the establishment or amendment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, for the transfer of shares of common stock, subject to certain limitations; (l) the issuance by us of shares of common stock as consideration for bona fide acquisitions, joint ventures, strategic partnerships or collaboration arrangements, subject to certain limitations; (m) the filing of one or more registration statements on Form S-8 with the Securities and Exchange Commission with respect to shares of common stock issued or issuable under any equity compensation plan or one or more registration statements on Form S-4 with respect to any shares of common stock permitted to be issued pursuant to clause (l) above; (n) any transfer of shares of common stock or any security convertible into common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the common stock involving a change of control of us, subject to certain limitations; (o) making any demand for, or exercising any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, subject to certain limitations; or (p) the exercise of any options to purchase common stock held by lock-up agreement signatories in accordance with their terms and disclosed herein or in documents incorporated by reference herein, subject to certain limitations.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (“FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Other Relationships

Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, financial advisory and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Cowen Securities LLC referred this transaction to Cowen and Company, LLC and will receive a referral fee from Cowen and Company, LLC in connection therewith. Lazard Fréres & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Golden Gate Capital. Kirkland & Ellis LLP represents entities affiliated with Golden Gate Capital in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements incorporated by reference into the accompanying prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

PROSPECTUS

41,176,471 Shares

U.S. Silica Holdings, Inc.

Common Stock

GGC USS Holdings, LLC (the “selling stockholder” or “GGC Holdings”) may offer and sell shares of our common stock from time to time, in amounts, at prices and on terms that will be determined at the time of the offering and included in a prospectus supplement. We will not receive any proceeds from the sale of shares offered by the selling stockholder. Each time common stock is offered, the selling stockholder will describe the specific manner in which we will offer the common stock in a supplement to this prospectus. The prospectus supplement may also supplement, update or amend information contained in this prospectus.

You should read this prospectus and the applicable prospectus supplement, as well as the documents incorporated by reference herein or therein, carefully before you invest in our common stock.

Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “SLCA.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 8, 2013.

As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important information about U.S. Silica Holdings, Inc. that is contained in documents that we file with the Securities and Exchange Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Securities and Exchange Commission at http://www.sec.gov, as well as other sources. See “Where You Can Find More Information.”

We and the selling stockholder have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any applicable prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the selling stockholder take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus, any applicable prospectus supplement or any free writing prospectus is accurate as of any date other than their respective dates.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) using a “shelf” registration process. By using a shelf registration statement, the selling stockholder may, at any time and from time to time, in one or more offerings, sell the common stock described in this prospectus.

To understand the terms of our common stock, you should carefully read this prospectus and the applicable prospectus supplement. Together they give the specific terms of the common stock being offered. You should also read the documents we have referred you to under “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents” below for information about us. The shelf registration statement, including the exhibits thereto, can be read at the SEC’s website or at the SEC’s Public Reference Room as described under “Where You Can Find More Information.” You should also carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

The information contained in this prospectus, in any prospectus supplement or in any document incorporated by reference is accurate only as of its date, regardless of the time of delivery of this prospectus or any sale of common stock.

This prospectus includes or incorporates by reference our trademarks, service marks and trade names such as “U.S. Silica,” which are protected under applicable intellectual property laws and are the property of U.S. Silica Holdings, Inc. or its subsidiaries. Solely for convenience, trademarks, service marks and trade names referred to or incorporated by reference in this prospectus may not appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names. In addition, this prospectus contains or incorporates by reference trademarks, service marks, and trade names of other companies, which are the property of their respective owners.

This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which or jurisdiction in which the offer or solicitation is unlawful.

Unless the context otherwise indicates, the terms “U.S. Silica,” “Company,” “we,” “us,” and “our” as used in this prospectus refer to U.S. Silica Holdings, Inc. and its subsidiaries. Unless the context otherwise indicates, the phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement(s).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered by this prospectus, please see the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the Public Reference Room and website of the SEC referred to above. We maintain a website at http://www.ussilica.com. You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We are “incorporating by reference” specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below and any future filings (other than pursuant to Items 2.02 and 7.01 of Form 8-K) made with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, including filings made after the date of this prospectus and prior to the termination of this offering:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2012;

•	our Current Reports on Form 8-K filed on January 4, 2013 and February 11, 2013; and

•	our Registration Statement on Form 8-A filed on January 31, 2012.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Our Commission File Number is 001-35416.

Our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are available free of charge on our website at http://www.ussilica.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus. You may also obtain a copy of these filings at no cost by writing or telephoning us at the office of our Corporate Secretary, U.S. Silica Holdings, Inc., (301) 682-0600.

RISK FACTORS

You should consider carefully all of the information set forth in this prospectus and the documents incorporated by reference herein, unless expressly provided otherwise, and, in particular, the risk factors described in our most recent Annual Report on Form 10-K, as updated by our quarterly reports on Form 10-Q, current reports on Form 8-K and other filings we make with the SEC. The risks described in any document incorporated by reference herein are not the only ones we face, but are considered to be the most material. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

FORWARD-LOOKING STATEMENTS

This prospectus, any applicable prospectus supplement and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based on current expectations, estimates, forecasts and projections about us, our future performance, our liquidity, the commercial silica industry, our beliefs and management’s assumptions. Words such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” “project,” “target,” “goal” and variations of such words and similar expressions are intended to identify such forward-looking statements. All statements in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein regarding our business strategy, future operations, financial position, cost savings, prospects, plans and objectives, as well as information concerning industry trends and expected actions of third parties, are forward-looking statements. All forward-looking statements speak only as of the date on which they are made. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions concerning future events that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. We believe that the factors that could cause our actual results to differ materially include the factors that we describe under the caption “Risk Factors” in our most recent Annual Report on Form 10-K, which is incorporated by reference. These factors, risks and uncertainties include, but are not limited to, the following:

•	fluctuations in demand for commercial silica;

•	the cyclical nature of our customers’ businesses;

•

operating risks that are beyond our control, such as changes in the price and availability of transportation, natural gas or electricity; unusual or unexpected geological formations or pressures; pit wall failures or rock falls; or unanticipated ground, grade or water conditions;

•	our dependence on two of our plants for a significant portion of our sales;

•	the level of activity in the natural gas and oil industries;

•	decreased demand for frac sand or the development of either effective alternative proppants or new processes to replace hydraulic fracturing;

•	federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing and the potential for related regulatory action or litigation affecting our customers’ operations;

•	our rights and ability to mine our properties and our renewal or receipt of the required permits and approvals from governmental authorities and other third parties;

•

our ability to implement our capacity expansion plans within our current timetable and budget and our ability to secure demand for our increased production capacity, and the actual operating costs once we have completed the capacity expansion;

•	our ability to succeed in competitive markets;

•	loss of, or reduction in, business from our largest customers;

•	increasing costs or a lack of dependability or availability of transportation services or infrastructure;

•	increases in the prices of, or interruptions in the supply of, natural gas and electricity, or any other energy sources;

•	increases in the price of diesel fuel;

•	diminished access to water;

•	our ability to effectively integrate the manufacture of resin-coated sand with our existing processes;

•	our ability to successfully complete acquisitions or integrate acquired businesses;

•	our ability to make capital expenditures to maintain, develop and increase our asset base and our ability to obtain needed capital or financing on satisfactory terms;

•	substantial indebtedness and pension obligations;

•	restrictions imposed by our indebtedness on our current and future operations;

•	the accuracy of our estimates of mineral reserves and resource deposits;

•	a shortage of skilled labor and rising costs in the mining industry;

•	our ability to attract and retain key personnel;

•	our ability to maintain satisfactory labor relations;

•	our reliance on trade secrets and contractual restrictions, rather than patents, to cover our proprietary rights;

•	our significant unfunded pension obligations and post-retirement health care liabilities;

•	our ability to maintain effective quality control systems at our mining, processing and production facilities;

•	seasonal and severe weather conditions;

•	fluctuations in our sales and results of operations due to seasonality and other factors;

•	interruptions or failures in our information technology systems;

•	the impact of a terrorist attack or armed conflict;

•	our failure to maintain adequate internal controls;

•	extensive and evolving environmental, mining, health and safety, licensing, reclamation and other regulation (and changes in their enforcement or interpretation);

•	silica-related health issues and corresponding litigation;

•	our ability to acquire, maintain or renew financial assurances related to the reclamation and restoration of mining property; and

•	other risk factors included and disclosed in Part I, Item 1A, “Risk Factors” of our most recent Annual Report on Form 10-K.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We do not undertake any obligation to make any revisions to these forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by law, including the securities laws of the United States and rules and regulations of the SEC.

OUR COMPANY

We are the second largest domestic producer of commercial silica, a specialized mineral that is a critical input into a variety of attractive end markets. During our 112-year history, we have developed core competencies in mining, processing, logistics and materials science that enable us to produce and cost-effectively deliver over 250 products to customers across these end markets. In our largest end market, oil and gas proppants, our frac sand is used to stimulate and maintain the flow of hydrocarbons in horizontally drilled oil and natural gas wells. This segment of our business is experiencing rapid growth due to recent technological advances in the hydraulic fracturing process, which have made the extraction of large volumes of oil and natural gas from U.S. shale formations economically feasible. Our commercial silica is also used as an economically irreplaceable raw material in a wide range of industrial applications, including glassmaking and chemical manufacturing. Additionally, in recent years a number of attractive new end markets have developed for our high-margin, performance silica products, including high performance glass, specialty coatings, polymer additives and geothermal energy systems.

As of February 26, 2013, we operated 15 facilities across the United States and controlled 307 million tons of reserves. We own one of the largest frac sand processing plants in the United States and, as of February 26, 2013, controlled approximately 144 million tons of reserves that can be processed to meet American Petroleum Institute (“API”) frac sand size specifications. Our operations are organized into two segments based on end markets served: (1) Oil & Gas Proppants and (2) Industrial & Specialty Products. Our segments are complementary because our ability to sell to a wide range of customers across end markets allows us to maximize recovery rates in our mining operations, optimize our asset utilization and reduce the cyclicality of our earnings.

We were incorporated as a Delaware corporation in 2008 in connection with our acquisition by an affiliate of Golden Gate Private Equity, Inc. (“Golden Gate Capital”). We began operations 112 years ago in Ottawa, Illinois. Since that time, we have merged with and acquired many additional commercial silica mining and production facilities. Our corporate headquarters is located at 8490 Progress Drive, Suite 300, Frederick, Maryland 21701. Our telephone number is (301) 682-0600. Our website address is http://www.ussilica.com. The information on our website is not deemed to be part of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholder.

SELLING STOCKHOLDER

Beneficial Ownership

The selling stockholder may sell a total of up to 41,176,471 shares of common stock under this prospectus. The tables below set forth information regarding the beneficial ownership of our common stock by the selling stockholder as of January 30, 2013. The information regarding the selling stockholder’s beneficial ownership after the sales made pursuant to this prospectus assumes that all of the common stock subject to sale pursuant to this prospectus will have been sold. The common stock subject to sale by the selling stockholder pursuant to this prospectus may be offered from time to time, in whole or in part, by the selling stockholder.

	Shares Beneficially Owned Before Any Sale		Shares Subject to Sale Pursuant to this Prospectus	Shares Beneficially Owned After Sale of All Shares Subject to Sale Pursuant to this Prospectus
Name	Number	Percent	Number	Number	Percent
GGC USS Holdings, LLC (1)	41,176,471	77.8%	41,176,471	—	—%

(1)	Interests in GGC Holdings are held directly or indirectly by a private investor group, including funds managed by Golden Gate Capital; Charles Shaver, the chairman of our board of directors; and Bryan A. Shinn, our President and Chief Executive Officer. Although Messrs. Shaver and Shinn do not have voting or dispositive power over securities owned by GGC Holdings, each owns interests of GGC Holdings with varying rights to participate in distributions by GGC Holdings. The following table sets forth information as of January 30, 2013 regarding the beneficial ownership of our common stock if GGC Holdings were to distribute the common stock to its members. All of the amounts and percentages below are calculated using $19.78 per share, the closing price of our common stock on January 30, 2013. If the offering price is higher or lower than $19.78 per share, the amounts and percentages below could be higher or lower.

	Shares Beneficially Owned Before Any Sale		Shares Subject to Sale Pursuant to this Prospectus	Shares Beneficially Owned After Sale of All Shares Subject to Sale Pursuant to this Prospectus
Name	Number	Percent	Number	Number	Percent
Funds managed by Golden Gate Capital	38,409,890	72.6%	38,409,890	—	—%
Charles Shaver	52,108	*	52,108	—	—%
Bryan A. Shinn (a)	485,709	*	485,709	—	—%
Other Investors	2,228,764	4.2%	2,228,764	—	—%

*	Represents beneficial ownership of less than one percent (1%) of our common stock.
(a)	Does not include 19,000 shares of restricted stock that Mr. Shinn directly beneficially owns.

Material Relationships

Advisory Agreement

On November 25, 2008, Golden Gate Capital acquired U.S. Silica Company from Harbinger Capital pursuant to an Acquisition Agreement, dated June 27, 2008 (the “Golden Gate Capital Acquisition”). In connection with the Golden Gate Capital Acquisition, we entered into an Advisory Agreement with Golden Gate Capital (the “Advisory Agreement”) whereby Golden Gate Capital agreed to provide business and organizational strategy and financial and advisory services. Such services have included support and assistance to management with respect to negotiating and analyzing acquisitions and divestitures, negotiating and analyzing financing alternatives, preparing financial projections, monitoring compliance with financing agreements, marketing functions and searching for and hiring management personnel.

As compensation for these services, we agreed to pay Golden Gate Capital (1) an annual advisory fee in the aggregate amount equal to $1.3 million, payable quarterly in arrears, and (2) a transaction fee of 1.25% of the aggregate value of each transaction resulting in a change in control of GGC Holdings or its subsidiaries, along with each acquisition, divestiture, recapitalization and financing. In addition to the fees described above, we also reimbursed Golden Gate Capital for all out-of-pocket costs incurred by Golden Gate Capital in connection with its activities under the Advisory Agreement, and indemnified Golden Gate Capital from and against all losses, claims, damages and liabilities related to the performance of its duties under the Advisory Agreement.

Advisory fees paid to Golden Gate Capital under the Advisory Agreement in 2012, 2011 and 2010 were $0, $1.3 million and $1.3 million, respectively. On February 6, 2012, we paid $8.0 million to terminate the Advisory Agreement.

Director Designation Agreement

On January 31, 2012, we entered into a director designation agreement with GGC Holdings that provides GGC Holdings with the right to nominate designees to our board of directors. The director designation agreement provides that, for so long as GGC Holdings has nomination rights under the agreement, we may not take any action, including making or recommending any amendment to our certificate of incorporation or bylaws, that (1) would decrease the size of our board of directors if such decrease would cause us to fail to satisfy the requirement under the NYSE corporate governance standards that a majority of our board of directors consist of independent directors without the resignation of a director nominated by GGC Holdings or (2) otherwise could reasonably be expected to adversely affect GGC Holdings’s rights under the director designation agreement, in each case without the consent of GGC Holdings.

GGC Holdings has the right to nominate individuals to our board of directors at each meeting of stockholders where directors are to be elected and, subject to limited exceptions, we will include in the slate of nominees recommended to our stockholders for election as directors the number of individuals designated by GGC Holdings as follows:

•

prior to the earlier of (1) one year after GGC Holdings owns less than 50% of our outstanding common stock or (2) GGC Holdings owns less than 35% of our outstanding common stock, such number of individuals as are designated by GGC Holdings, so long as we are able to comply with the requirement under the NYSE corporate governance standards that a majority of our board of directors consist of independent directors at such time as GGC Holdings owns less than 50% of our outstanding common stock; and

•

during such time as GGC Holdings no longer has the unfettered right to nominate individuals to our board of directors but while GGC Holdings still owns at least 10% of our outstanding common stock, such number of individuals designated by GGC Holdings in relative proportion to GGC Holdings’s then current ownership (rounded up), so long as we are able to comply with the requirement under the NYSE corporate governance standards that a majority of our board of directors consist of independent directors at such time as GGC Holdings owns less than 50% of our outstanding common stock.

The director designation agreement also provides that, in the event of a vacancy on our board of directors arising through the death, resignation or removal of a director nominated by GGC Holdings, such vacancy may be filled by our board of directors only with a director nominated by GGC Holdings. Our second amended and restated certificate of incorporation provides that any director nominated by GGC Holdings may, at its discretion, be removed at any time with or without cause.

Registration Rights Agreement

On January 31, 2012, GGC Holdings entered into a registration rights agreement with us. Pursuant to the registration rights agreement, GGC Holdings has the right to request a long-form registration on not more than four occasions and a short-form registration on an unlimited number of occasions. This registration statement is one of such registrations. In addition, GGC Holdings has piggyback registration rights in connection with offerings initiated by us.

The registration rights are subject to customary cutbacks and other limitations. We are able to postpone for a reasonable period of time, which may not exceed 120 days, the filing of a registration statement that Golden Gate Capital requests that we file pursuant to the registration rights agreement if our board of directors determines that the filing of the registration statement will have a material adverse effect on our plan to engage in certain business transactions.

We are required to pay all fees and expenses incurred in connection with the registrations, except that we are not required to pay for any underwriting discounts or commissions or transfer taxes relating to the transfer of securities by any persons other than us. We are also subject to customary cross-indemnification and contribution arrangements with respect to the registration of our common stock. GGC Holdings is required to comply with any lock-up restrictions that may be reasonably requested by the managing underwriters of an offering, regardless of whether its securities are included in a registration.

PLAN OF DISTRIBUTION

We are registering 41,176,471 shares of our common stock for possible sale by the selling stockholder. Unless the context otherwise requires, as used in this prospectus, the “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received from the selling stockholder as a gift, pledge, partnership distribution or other transfer after the date of this prospectus.

The selling stockholder may offer and sell all or a portion of the shares covered by this prospectus from time to time, in one or more or any combination of the following transactions:

•	on the NYSE, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded;

•	in privately negotiated transactions;

•	in underwritten transactions;

•	in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise.

The selling stockholder may sell the shares at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholder and, at the time of the determination, may be higher or lower than the market price of our common stock on the NYSE or any other exchange or market.

The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The selling stockholder may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, the underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act. The selling stockholder may also be deemed to be an “underwriter” within the meaning of the Securities Act.

The selling stockholder may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of the common stock, including liabilities arising under the Securities Act.

We will bear a portion of the expenses of the offering of common stock, except that the selling stockholder will pay any applicable underwriting fees, discounts or commissions and certain transfer taxes with respect to their shares of common stock.

The selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of shares. Upon notification by the selling stockholder that it has entered into any material agreement with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

•	the name of the applicable seller;

•	the number of shares being offered;

•	the terms of the offering;

•	the names of the participating underwriters, broker-dealers or agents;

•	any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters or dealers;

•	the public offering price; and

•	other material terms of the offering.

In addition, upon being notified by the selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a selling stockholder.

We and the selling stockholder are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholder and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and their affiliates.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of common stock under this prospectus, the selling stockholder may sell the shares of common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Golden Gate Capital. Kirkland & Ellis LLP represents entities affiliated with Golden Gate Capital in connection with legal matters.

EXPERTS

The audited combined financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accounts, upon the authority of said firm as experts in giving said report.